UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of May, 2022
Commission File Number 1-10928
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INTERTAPE POLYMER GROUP INC.
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9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: May 11, 2022	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

NEWS RELEASE
FOR IMMEDIATE DISTRIBUTION

Intertape Polymer Group Announces Results of Annual and Special Meeting of Shareholders

MONTREAL, QUEBEC and SARASOTA, FL - May 11, 2022 - Intertape Polymer Group Inc. (TSX:ITP) (“IPG” or the “Company”) today announced the voting results from its annual and special meeting of shareholders (the “Meeting”) held on May 11, 2022.

The resolution approving the acquisition of the Company by an affiliate of Clearlake Capital Group, L.P. (the “Purchaser”) by way of a plan of arrangement in accordance with Section 192 of the Canada Business Corporations Act (the “Arrangement”) was approved by 99.95% of the votes cast by shareholders and by 99.95% of the votes cast by shareholders other than our President and CEO.

All ten nominees listed in its management information circular dated April 1, 2022 were elected as Directors of the Company at the Meeting. The results of the vote are set out below:

Name of Nominee	Votes for	%	Votes Withheld	%
Chris R. Cawston	45,620,275	96.34	1,730,695	3.66
Jane Craighead	45,220,834	95.50	2,130,136	4.50
Frank Di Tomaso	45,593,109	96.29	1,757,861	3.71
Robert J. Foster	45,445,080	95.97	1,905,890	4.03
Dahra Granovsky	45,856,892	96.84	1,494,078	3.16
James Pantelidis	36,878,246	77.88	10,472,724	22.12
Jorge N. Quintas	45,423,671	95.93	1,927,299	4.07
Mary Pat Salomone	45,798,087	96.72	1,552,883	3.28
Gregory A. C. Yull	45,620,727	96.35	1,730,243	3.65
Melbourne F. Yull	45,628,611	96.36	1,722,359	3.64

The complete biographies of the elected Directors and further details about the Company’s corporate governance practices are available at www.itape.com.

At the Meeting, Raymond Chabot Grant Thornton LLP was re-appointed as auditor of the Company.

The shareholders adopted a resolution accepting, in an advisory, non-binding capacity, the Company’s approach to executive compensation disclosed under “Compensation of Executive Officers and Directors - Compensation Discussion and Analysis” in the Company’s management information circular dated April 1, 2022.

The shareholders also adopted a resolution to approve the continuation of the shareholder rights plan agreement of the Company as presented in the Company’s management information circular dated April 1, 2022.

Votes at the Meeting were taken by poll and online, and proxies were received by the Company prior to the Meeting.

Subject to the satisfaction or waiver of the remaining conditions to closing contained in the arrangement agreement with the Purchaser, the Arrangement is expected to close early in the third quarter of 2022. Upon completion of the Arrangement, the Directors elected would cease to be Directors and the shareholder rights plan would be terminated.

About Intertape Polymer Group Inc.

Intertape Polymer Group Inc. is a recognized leader in the development, manufacture and sale of a variety of paper and film based pressure-sensitive and water-activated tapes, stretch and shrink films, protective packaging, woven and non-woven products and packaging machinery for industrial and retail use. Headquartered in Montreal, Québec and Sarasota, Florida, IPG employs approximately 4,200 employees with operations in 34 locations, including 22 manufacturing facilities in North America, five in Asia and two in Europe. For information about the Company, visit www.itape.com.

About Clearlake Capital Group, L.P.

Founded in 2006, Clearlake Capital Group, L.P. is an investment firm, operating integrated businesses across private equity, credit, and other related strategies. With a sector-focused approach, the firm seeks to partner with management teams by providing patient, long-term capital to dynamic businesses that can benefit from Clearlake Capital Group, L.P.’s operational improvement approach, O.P.S.® The firm’s core target sectors are industrials, consumer, and technology. Clearlake Capital Group, L.P. currently has over $72 billion of assets under management, and its senior investment principals have led or co-led over 300 investments. The firm has offices in Santa Monica and Dallas. More information is available at www.clearlake.com and on Twitter @Clearlakecap.

Forward-Looking Information

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, “forward-looking statements”), which are made in reliance upon the protections provided by such legislation for forward-looking statements. All statements other than statements of historical facts included in this press release may constitute forward-looking statements. These forward-looking statements are based on current beliefs, assumptions, expectations, estimates, forecasts and projections made by the Company’s management. Words such as “may,” “will,” “should,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: the expected satisfaction of closing conditions to the acquisition of the Company by the Purchaser, business conditions and growth or declines in the Company’s industry, the Company’s customers’ industries and the general economy, including as a result of the impact of COVID-19; the anticipated benefits from the Company’s greenfield developments, and other restructuring efforts; the anticipated benefits from the Company’s manufacturing facility capacity expansions; the impact of fluctuations in raw material prices and freight costs including the availability and pricing due to supply chain disruptions; selling prices including maintaining dollar spread due to higher raw material and freight costs; the impacts of new accounting standards, including the impact of new accounting guidance for leases; the anticipated benefits from the Company’s acquisitions and partnerships; the anticipated benefits from the Company’s capital expenditures; the quality and market reception of the Company’s products; the Company’s anticipated business strategies; risks and costs inherent in litigation; legal and regulatory developments, including as related to COVID-19; the Company’s ability to maintain and improve quality and customer service; anticipated trends in the Company’s business; the expected strategic and financial benefits from the Company’s ongoing capital investment and mergers and acquisitions programs; anticipated cash flows from the Company’s operations; availability of funds under the Company’s 2021 Credit Facility; the Company’s flexibility to allocate capital as a result of the Senior Unsecured Notes offering; and the Company’s ability to continue to control costs. The Company can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Readers are cautioned not to place undue reliance on any forward-looking statement. For additional information regarding important factors that could cause actual results to differ materially from those expressed in these forward-looking statements and other risks and uncertainties, and the assumptions underlying the forward-looking statements, you are encouraged to read “Item 3 Key Information - Risk Factors”, “Item 5 Operating and Financial Review and Prospects (Management’s Discussion & Analysis)” and statements located elsewhere in the Company’s annual report on Form 20-F for the year ended December 31, 2021 and the other statements and factors contained in the Company’s filings with the Canadian securities regulators and the US Securities and Exchange Commission. Each of these forward-looking statements speaks only as of the date of this press release. The Company will not update these statements unless applicable securities laws require it to do so.

For information about the Company, visit www.itape.com.

FOR FURTHER INFORMATION PLEASE CONTACT:
Ross Marshall
Investor Relations
(T) (416) 526-1563
(E) ross.marshall@loderockadvisors.com